UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Directorate change dated 13 January 2026

13 January 2026

Rentokil Initial plc appoints Mike Duffy as Chief Executive

Rentokil Initial plc (LSE: RTO, NYSE: RTO) ("the Company") today announces the appointment of Mike Duffy (Michael A. Duffy) as Chief Executive (CEO) and an Executive Director, effective 16 March 2026. He will join the Company on 16 February 2026 as CEO Designate.

Mike succeeds Andy Ransom, who will step down as CEO and Executive Director on 16 March 2026 and will continue to work with the Company to ensure a smooth transition ahead of the Company's AGM on 7 May 2026.

Mike, a US citizen, will be based in North America.  He brings 25+ years of leadership experience with large US businesses across B2B and B2C industries.  Throughout his career, he has delivered successful business transformations through initiatives to improve the customer experience, employee engagement and financial returns. These initiatives include optimising commercial strategy, deploying technology to enhance the customer experience, and driving more robust processes and culture.

Mike is currently CEO of OnTrac, an American logistics company specialising in residential last-mile deliveries for e-commerce and direct-to-consumer brands, where he has established a culture of sales excellence and refocused the business on mutli-site efficiency with investments in technology and best-in-class operations. Prior to this he was the CEO of FleetPride, Inc., the largest independent B2B distributor of parts and a full-service provider for the US heavy-duty truck industry which under Mike's leadership had over 350 locations across North America. Both OnTrac and FleetPride are owned by the US-based private equity business, American Securities LLC.

Richard Solomons, Chair of Rentokil Initial plc, said:

"We are delighted to announce Mike as our new Chief Executive. He is a successful business leader with a deep understanding of multi-site and route-based operations and customer acquisition strategies. He has a proven track record of delivering profitable growth and transforming businesses and has the right skills and capabilities to enable Rentokil Initial to realise its full potential over the coming years.

"On behalf of the Board, I want to express our gratitude to Andy for his enormous contributions and commitment to the Company for 18 years and especially during his successful tenure as CEO, steering Rentokil Initial to become one of the world's leading services businesses. We wish him all the very best for the future."

Mike Duffy said:

"It is an honour to be appointed as Chief Executive of Rentokil Initial, a company with an impressive global footprint and a leading position in the North American market. I admire Rentokil Initial's commitment to its customers, its focus on innovation, and the dedication of its people. There is an exciting opportunity ahead to build upon the strong foundations in place to drive operational excellence, improved financial performance and incremental value for shareholders."

Andy Ransom said:

"It has been the greatest privilege of my career to lead Rentokil Initial, and I want to extend my deepest thanks to every colleague who has contributed to our success. We have built the world's largest Pest Control business, which, together with our global Hygiene and Wellbeing business, are a platform with the scale and capabilities to drive future growth. I am immensely proud of what we've accomplished, and I look forward to handing the baton over to Mike and working closely with him to ensure a smooth transition."

The Company will announce its financial results for the Full Year 2025 on 5 March 2026.  Andy Ransom, CEO, and Paul Edgecliffe-Johnson, CFO, will update the market, before Andy hands over to Mike on 16 March 2026.

Notes:

Mike Duffy - Career Details:

 2023-now: Chief Executive Officer, OnTrac

OnTrac is an American logistics company that primarily services e-commerce retailers and direct-to-consumer brands. Mike was appointed CEO in March 2023, following OnTrac's acquisition by LaserShip. He transformed operations to refocus on multi-site efficiency and investments in technology. The business is primarily residential, providing last-mile deliveries.

2021-2023: Chief Executive Officer, FleetPride, Inc.

FleetPride, Inc., is the largest independent distributor of parts and a full-service provider for the U.S. heavy-duty truck industry operating from over 350 locations by the end of Mike's tenure. Mike delivered strong growth through network expansion, disciplined pricing, and 25+ bolt-on acquisitions. He repositioned the commercial strategy towards higher-margin services and developed an industry-leading e-commerce platform.

2018-2020 Chief Executive Officer, C&S Wholesale Grocers, LLC

C&S Wholesale Grocers, LLC is a leading US grocery wholesale distributor delivering over 100,000 unique products to more than 7,500 grocery stores from 60 distribution centres across the US. During his time as CEO, Mike simplified the business's portfolio and redeployed capital towards core growth segments.

2006-2017 Cardinal Health, Inc.

●    2015-2017: President, Hospital Solutions and Global Supply Chain, part of a $13bn revenue division, where Mike focused on three major initiatives for its transformation: keeping customers as the sole focal point of the organisation, achieving cost leadership across the value chain, and leveraging best practices and skills across the organisation. He also overhauled Cardinal's brand strategy and expanded operations in Asia to fully leverage growth opportunities, primarily in Malaysia, Singapore and Shanghai.
●     2013-2015, President, Medical Products
●     2006-2013, Executive Vice President, Global Manufacturing and Supply Chain, Medical

2001-2006: Vice President, Global Supply Chain, The Gillette Company

1997-2001: Consultant, Supply Chain and Operations, New York Consulting Partners Inc.

Boards: Since July 2020, Mike has served on the board of Republic Services, Inc., a publicly listed waste management company with a market capitalisation of $65bn, where he is a member of both the Audit and Sustainability & Corporate Responsibility committees. He was a Board member as CEO at C&S Wholesale. He is on the Board for FleetPride and will step down from this role when he joins the Company.

Education: He holds a bachelor's degree in operations research and a master's degree in transportation from the Massachusetts Institute of Technology.

Remuneration: All remuneration arrangements are in line with the shareholder approved Directors Remuneration Policy (the "Policy"). Mike will receive an annual salary of US$1,600,000 and will be eligible for an annual bonus with a maximum opportunity of 225% of base salary and long-term incentive plan awards with a maximum grant date value of 375% of base salary. He will also be eligible to receive benefits and pension in accordance with the Policy.

In addition, the Company will compensate Mike for certain remuneration he will forfeit as a result of leaving his current role. He will be compensated for his 2025 annual bonus and long-term incentive awards forfeited.  He will receive a cash payment in lieu of his annual bonus expected for 2025 once the value has been confirmed.

In respect of the long-term incentive awards he forfeits, he will receive three replacement awards over Rentokil Initial shares with an aggregate maximum grant date value of US$3.98m. These awards are broken down as follows: the first award will have a grant date value of US$1.26m, and the second will have a maximum grant date value of US$720k. For both of these awards, half will vest two years after the relevant grant date and the other half will vest three years after the grant date. The third award will have a grant date value of US$2m and will vest three years after the grant date, subject to the achievement of performance conditions related to Rentokil Initial share price growth. All replacement awards will be subject to clawback and malus provisions.

Mike will be subject to Rentokil Initial's minimum shareholding requirement of 400% of salary and post-employment shareholding requirements.

Full details of Mike's remuneration will be set out in the Company's 2025 Directors Remuneration Report.

There are no further details to be disclosed relating to Mike Duffy under Listing Rule 6.4.8.

For further information, please contact:

Investors / Analysts: Heather Wood, Rentokil Initial plc, +44 7808 098793

Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

About Rentokil Initial plc:

Rentokil Initial plc is a global leader in Pest Control and Hygiene & Wellbeing services. It employs over 60,000 people in around 90 countries.

www.rentokil-initial.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 January 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary